Mail Stop 4561

January 31, 2008

Mr. Jérôme Arnaud
Chief Financial Officer
ILOG S.A.
9 rue de Verdun
BP 85
94253 Gentilly Cedex
France

> **Re:** **ILOG S.A.**
> **Form 20-F for Fiscal Year Ended June 30, 2007**
> **Filed October 9, 2007**
> **File No. 000-29144**

Dear Mr. Arnaud:

We have reviewed the above referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended June 30, 2007

Item 5. Operating and Financial Review and Prospects

Critical Accounting Policies

Business Combinations, page 37

1.   We note your reference to an independent third party appraisal that was used to
        value the assets and liabilities acquired in business combinations. Please note that
        when you refer to an independent valuation specialist you need to disclose the
        name of the expert and, if your annual report is incorporated by reference into a
        1933 Act registration statement, include the expert's consent. Refer to Rule
        436(b) of Regulation C and amend your filings to include the consent, if
        necessary.

Operating Results, page 40

2.   Please expand this discussion to include more detailed disclosure of the reasons
        for any material changes. Such disclosure should include, but not be limited to,
        whether the a change resulted from an increase or decrease in sales of products,
        services, or increased or decreased prices and the contribution of each factor to
        the whole. Simply attributing increases across the board to "increased demand" is
        insufficient. To the extent that that any material increase or decrease was the
        result of the introduction or discontinuation of a product line or service this
        should be addressed. Please see Item 5A of Form 20-F and Section III of Release
        33-8350.

Trend Information, page 49

3.   We note that you have included an extensive risk factor on pages 11 and 12
        regarding the intense competition, consolidation, and collaboration in your
        industry leading to fewer customer orders, price reductions, reduced transaction
        size, reduced profits, and loss of market share. However, you do not discuss any
        of these issues as trends in this section. See Item 5D of Form 20-F. Please advise
        or revise as applicable.

Item 15. Controls and Procedures, page 91

4.   We note your disclosure that your management, including your Chief Executive
        Officer and Chief Financial Officer, concluded that your "disclosure controls and
        procedures were effective to ensure that information required to be disclosed by
        the Company in the reports it files or submits under the Exchange Act is recorded,
        processed, summarized and reported within the time periods specified in the

SEC's rules and forms." Please confirm, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e). Confirm you will modify your disclosure, as may be necessary, in future filings.

Item 18. Financial Statements

Note 1. Nature of Business and Summary of Significant Accounting Policies

Revenue Recognition, page F-7

5.   We note your disclosures that revenue from professional services is generally accounted for separately because the services are not essential to the functionality of the other elements in the arrangement. However, we also note your disclosure on page 28 which indicates that the payment for work performed under fixed price professional services arrangements is contingent on the customer's acceptance of the work product at certain milestones or at the end of the engagement. Please explain to us how you have considered paragraph 70 of SOP 97-2 with respect to your fixed price arrangements.

6.   Notwithstanding your conclusions to comment number 5, please tell us how your customer acceptance provisions impact your revenue recognition policies. See TPA 5100.67 and SAB Topic 13A3(b).

7.   We note your disclosure that you have established VSOE of your maintenance contracts based on renewal rates as determined by the prices paid by your customers when maintenance is sold separately. You also disclose that you offer four levels of maintenance and that maintenance is typically priced at 18% of the license fee. Please explain, in detail, how you have established VSOE for each of the four levels of maintenance.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing, you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Mark Shannon, Staff Accountant, at (202) 551-3299 or Christine Davis, Senior Staff Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Hugh Fuller, Staff Financial Analyst at (202) 551-3853 or Barbara Jacobs, Assistant Director, at (202) 551-3735. If you require further assistance you may contact me at (202) 551-3451.

Sincerely,

Mark Kronforst
Accounting Branch Chief